SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on November 28 2008, entitled "StatoilHydro ASA announces results of meetings of holders of certain outstanding notes ".

StatoilHydro ASA announces results of meetings of holders of certain outstanding notes

Stavanger, Norway – 28 November 2008. StatoilHydro ASA (“StatoilHydro”) announced today that holders of its Sterling Notes and Yen Notes (as defined below) have approved, by separate extraordinary resolutions, amendments to the terms and conditions of such Notes, as set forth in the consent solicitation statement dated 29 October 2008.

StatoilHydro also announced today that the meetings of the holders of the Euro 2029 Notes, the Euro 2011 and the Dollar Notes (as defined below) were adjourned until 15 December 2008. A notice of adjourned meeting is being sent to the holders of each of the Euro 2029 Notes, the Euro 2011 and the Dollar Notes. The Late Expiration Date for holders to deliver consents in connection with the consent solicitations for the proposed amendments for the Euro 2029 Notes, the Euro 2011 and the Dollar Notes has been extended and, subject to satisfaction and/or waiver of all acceptance conditions, StatoilHydro will make consent payments to holders of such Notes who have properly delivered valid consents prior to 10:00 a.m. London time on 13 December 2008, unless such date is extended by StatoilHydro ASA.

The consent solicitation relates to StatoilHydro ASA’s €20,000,000 Step-up Notes due 2029 (of which €20,000,000 are outstanding) (the “Euro 2029 Notes”), £225,000,000 6.125 per cent. Notes due 2028 (of which £225,000,000 are outstanding) (the “Sterling Notes”), ¥5,000,000,000 Fixed Rate Notes due 2012 (of which ¥5,000,000,000 are outstanding) (the “Yen Notes”), €500,000,000 5.125 per cent. Notes due 2011 (of which €500,000,000 are outstanding) (the “Euro 2011 Notes”) and U.S.$375,000,000 5.75 per cent. Notes due 2009 (of which U.S.$375,000,000 are outstanding) (the “Dollar Notes”, and together with the Euro 2029 Notes, the Sterling Notes, the Yen Notes and the Euro 2011 Notes, the “Notes”).

The consent solicitation for the Notes is being made upon the terms and is subject to the conditions set forth in the consent solicitation statement dated 29 October 2008.

Barclays Capital is acting as Solicitation Agent. Questions with respect to the terms of the consent solicitation should be directed to Barclays Capital at +44 (0)20 7773 8990.

Lucid Issuer Services Limited (“Lucid”) is acting as Information Agent and Tabulation Agent with respect to the consent solicitation. Requests for assistance in completing and delivering the consent solicitation statement, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to Lucid at +44 (0)20 7704 0880.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: November 28, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer